Exhibit 99.1

This is a conformed, redacted version of a document that was prepared to provide certain information to Lundin Mining Corporation and not for the purposes of disclosure to investors or any other purpose. Investors and potential investors are cautioned that it would be inappropriate to rely on this document in making an investment decision.

HudBay Minerals Inc.

1 Adelaide Street East
Suite 2501
Toronto, Ontario
M5C 2V9

November 21, 2008

Lundin Mining Corporation
#1500 – 150 King Street West
P. O. Box 38
Toronto, ON M5H 1J9

Dear Sirs:

Plan of Arrangement involving HudBay Minerals Inc. and Lundin Mining Corporation

We refer to the arrangement agreement (the "Agreement") to be entered into on November 21, 2008 between HudBay Minerals Inc. ("HudBay") and Lundin Mining Corporation ("Lundin") relating to the plan of arrangement whereby Lundin will be acquired by HudBay. This is the disclosure letter referred to in the Agreement as the "HudBay Disclosure Letter" and we hereby disclose to you the information set out in this letter for the purpose of the Agreement. Terms and expressions defined in the Agreement and not otherwise defined herein have the same meanings in this letter.

1.

We disclose all the information that pertains or is related to HudBay or any of the subsidiaries of HudBay in the HudBay Public Disclosure Information.

2.

Neither HudBay nor any of the subsidiaries of HudBay take any responsibility for any opinion which may have been expressed by any person or any forecast or projection in any information or document unless any such opinion, forecast or projection is expressly warranted in the Agreement.

3.

Any matter disclosed in this HudBay Disclosure Letter with respect to the corresponding section or subsection of the Agreement shall be deemed to be disclosed under any other section or subsection of the Agreement, as long as the relevance of such disclosure to such other section or subsection of the Agreement is reasonably apparent.

4.

The following matters are specifically disclosed:

Agreement Reference	Disclosure
1.1 – Definitions	"Data Room Information" see Schedule 1.1
4.1(b) – Organization and	See Schedule 4.1(b)
Qualification
4.1(d) – Ownership of Material	See Schedule 4.1(d)
HudBay Subsidiaries
4.1(f) – Material Contracts	See Schedule 4.1(f)
4.1(h) – Public Filings	See Schedule 4.1(h)
4.1(l) – Minute Books	See Schedule 4.1(l)
4.1(m) – No Undisclosed Liabilities	See Schedule 4.1(m)
4.1(o) – Litigation	See Schedule 4.1(o)
4.1(p) – Taxes	See Schedule 4.1(p)
4.1(q) – Interest in Mineral Rights	See Schedule 4.1(q)
4.1(r) – Permits	See Schedule 4.1(r)
4.1(s) – Environmental Matters	See Schedule 4.1(s)
4.1(u) – Benefit Plans	See Schedule 4.1(u)
4.1(v) – Labour and Employment	See Schedule 4.1(v)
4.1(x) – Related Party Transaction	See Schedule 4.1(x)
4.1(z) – Rights of Other Persons	See Schedule 4.1(v)
4.1(cc) - Insurance	See Schedule 4.1(cc)
5.3(b) – Covenants of HudBay	See Schedule 5.3(b)
Regarding the Conduct of
Business
5.3(c) – Covenants of HudBay	See Schedule 5.3(c)
Regarding the Conduct of
Business

HUDBAY MINERALS INC.

By:	"Maura Lendon"

Accepted this day of , 2008 as the HudBay Disclosure Letter.

LUNDIN MINING CORPORATION

By:	"William Rand"

SCHEDULE 1.1

See attached indices.

SCHEDULE 4.1(d)

HudBay has redacted information that is confidential or where disclosure of such information, in this instance, in respect of the Ownership of Material HudBay Subsidiaries, would be seriously prejudicial to the interests of HudBay.

SCHEDULE 4.1(d)

Vale Inco Limited has a right of first refusal in section 12 of the Master Agreement on the transfer of the "Exmibal Shares" as defined in the Master Agreement (the "Master Agreement") between Skye Resources Inc. and Inco Limited dated September 30, 2004.

SCHEDULE 4.1(f)

Material contracts are:

HMI Nickel Inc.

  Skye Master Share Purchase Agreement dated September 30, 2004 as amended on December 15, 2004, and the Compania Guatemalteca de Niqel S.A. ("CGN") -Vale Inco Limited contracts executed on March 6, 2007 (i.e., Production Interest Agreement, Net Smelter Return Agreement, Sales Agency Agreement, Environmental Baseline Study Supplemental Agreement, and Off-take issue dispute Supplemental Agreement)

  Duke power contracts:

o

Transmission Toll Agreement between CGN and Duke Energy International Transmision Guatemala, Limitada, dated October 29, 2007, as amended on March 24, 2008

o

Power Purchase Agreement (Contract for differences with Demand Curve) between CGN and Duke Energy International Y Compania S.C.A. dated October 29, 2007, as amended on March 24, 2008

o

Supplemental Agreement between Skye Resources (BVI) Inc. and Duke Energy International Guatemala Holdings No. 1 Ltd. dated October 29, 2007, as amended on March 24, 2008

  Hatch Basic Engineering and EPCM contracts:

o

Contract for Basic Engineering Services between Skye Resources Inc. and Hatch Ltd. dated January 1, 2007

o

Contract for Engineering and Procurement Services between Skye Resources Guatemala (BVI) Inc. and Hatch Associates International Inc. dated November 1, 2007 (the "EP Contract")

o

Contract for Construction Management Services between CGN and Hatch S.A. dated November 1, 2008 (the "CM Contract")

o

Coordination Agreement between Skye Resources (BVI) Inc., Hatch Associates International Inc., CGN, Hatch S.A., Hatch Ltd, and Skye Resources Inc. dated November 1, 2007

Fenix Project Procurement Contracts

  Purchase Order between Skye Resources Guatemala (B.V.I.) Inc. ("BVI2") and Tongil Boiler & Industries Co. Ltd. dated November 29, 2007 (Furnace Steelwork)

  Purchase Order between BVI2 and WEG Equipamentos Electricos S.A. dated November 29, 2007 (Furnace Transformers)

  Purchase Order between BVI2 and Concast AG dated December 11, 2007 (Refinery)

  Purchase Order between BVI2 and Krone Cranes Canada Inc. dated November 22, 2007 (Refinery Crane)

  Purchase Order between BVI2 and FLSmidth Minerals Inc. dated December 7, 2007 (Kiln Refurbishment)

  Purchase Order between BVI2 and FLSmidth Minerals Inc. dated September 7, 2007 (Rotary Dryer)

  Purchase Order between BVI2 and FLSmidth Minerals Inc. dated November 19, 2007 (Rotary Kiln)

  Contract between BVI2 and Hatch Ltd dated May 3, 2007 (Furnace Contract)

  Contract between BVI2 and Hatch Ltd dated May 17, 2007 (SPLC Contract)

  Letter of Intent between BVI2 and Kuehne & Nagel Ltd. dated December 4, 2007 (Freight Forwarding)

  Purchase Order between BVI2 and FLSmidth Airtech dated December 14, 2007 (Electrostatic Precipitator)

  Purchase Order between BVI2 and WEG Equipamentos Electricos S.A. dated December 4, 2007 (Oil Filled Transformers)

  Purchase Order between CGN and CVG-ITSA / PMT dated October 23, 2007, as amended (Electrical Equipment Removal)

  Purchase Order between BVI2 and Gebr. Pfeiffer, Inc. dated December 21, 2007 (Coal Preparation)

  Purchase Order between BVI2 and Uddeholm Technology AB dated December 28, 2007 (Shotting System)

HudBay Minerals Inc., HBMS and HBED

  Shareholder Rights Plan between HudBay and Equity Transfer and Trust Services Inc. dated November 9, 2004 and amended and restated May 1, 2007and May 31, 2007.

  Continuing Longhole drilling with Boart Longyear Inc. dated January 1, 2008

  Development to access various pillar agreement with Cementation Canada Inc. dated January 1, 2008

  Labour, materials and waste removal agreement with Cementation Canada Inc. dated January 1, 2008

  Drilling agreement with Major Drilling Group International Inc. dated January 2, 2008

  Drilling agreement with Major Drilling Group International Inc. dated January 2, 2008

  Drilling agreement with Rodren Drilling Ltd. dated January 2, 2008

  General Hardware agreement with Ackland dated April 1, 2004

  Freight agreement with CN Rail dated January 1, 2008

  Quicktime (pebble) supply agreement with Graymont dated January 1, 2007

  Gas and diesel supply agreement with Imperial Oil dated October 1, 2004

  Propane supply agreement with Stittco Energy dated September 22, 2008

  Explosives supply agreement with Western Explosives dated June 1, 2002

  Credit Agreement dated as of November 9, 2005 among Hudson Bay Mining and Smelting Co., Limited, HudBay Minerals Inc., Hudson Bay Exploration and Development Company Limited, The Bank of Nova Scotia and a syndicate of lenders, as amended

  HBMS and Consolidated Callinan Flin Flon Mines Limited and HBED - Net Profits Interest and Royalty Agreement dated January 1, 1988

  Option Agreement between Consolidated Callinan Flin Flon Mines Limited, as Optionor and HBED, as Optionee, dated August 15, 1967

  Net Profits Interest Agreement between Thomas A. Rogstad and HBED dated August 9, 1989

  Renewals of Mineral Leases among Her Majesty the Queen in Right of the Province of Saskatchewan, HBMS, Helen Robbins Miller, Ruth Robbins, Jane Robbins, Barbara Robbins, Richard Robbins and Wendy Robbins Vogel dated May 1, 1998, together with letter from Department of Mineral Resources dated February 14, 1962

  Agreement of Purchase and Sale dated June 24, 1994 between Manitoba Mineral Resources Ltd. and HBMS

  Amisk Lake Joint Venture Agreement between Saskatchewan Mining Development Corporation and HBED, dated January 1, 1984

  Option Agreement between HBED, as optionor, and Marksmen Resources Ltd., as optionee, dated as of February 15, 2000 as amended

  Letter Agreement among Pioneer Metals Corporation, HBED and Placer Dome Canada Limited, dated August 28, 1996

  Lynn Lake Joint Venture Agreement between Sherritt Gordon Mines Limited and Her Majesty the Queen in Right of Manitoba dated August 4, 1977

  Spruce Point Prospectors Royalty Agreement among M.J. Moreau, J.H. Proudfoot and J.A. Woodard and HBED dated February 1, 1983

  Option Agreement between HBED and Murgor Resources Inc. dated September 12, 2006, with respect to the FON resource-based properties

  Option Agreement between HBED and Murgor Resources Inc. dated September 12, 2006, with respect to the TYR resource-based properties

  Option Agreement between HBED and Murgor Resources Inc. dated September 12, 2006, with respect to the WIM resource-based properties

  Option Agreement between HBED and Murgor Resources Inc. dated September 12, 2006, with respect to the HUDVAM resource-based properties

  Option Agreement between HBED and Murgor Resources Inc. dated October 17, 2006, with respect to the Flin D Project

  Option Agreement between HBED and Murgor Resources Inc. dated October 17, 2006, with respect to the Snow H Project

  Memorandum from Falconbridge Limited regarding Abandonment of Surplus JV Asset Claim HBED-FL 2-Way SpectrEM JV (PN034)

  Errington Joint Venture Agreement between HBED and Saskatchewan Mining Development Corporation dated December 15, 1978

  Option Agreement between HBED and Halo Resources Ltd. dated March 19, 2006 regarding PAR Claim Nos. 203, 204, 205, 242, 243, 214, 215, 216 and 241

  Option Agreement between HBED and Halo Resources Ltd. dated March 19, 2006 regarding FUD 54488, FUD 54489, FUD 54490, FUD 54672, FUD 54673, FUD 54487, FUD 54674, FUD 54493, FUD 54849, FUD 54675, FUD 54656, FUD 54696, FUD 54697, FUD 54698, FUD 54492

  Data Use Agreement between HBED and Halo Resources Ltd. dated March 19, 2006

  Option Agreement between Rockcliff Resources Inc. and HBED dated March 22, 2007 regarding Reed Lake property

  Option Agreement between Rockcliff Resources Inc. and HBED dated March 22, 2007 regarding Freebeth property

  Option Agreement between Rockcliff Resources Inc. and HBED dated March 22, 2007 regarding Koffman property

  Option Agreement between Rockcliff Resources Inc. and HBED dated March 22, 2007 regarding Sylvia property

  Option Agreement between Rockcliff Resources Inc. and HBED dated March 22, 2007 regarding DYC property

  Option Agreement between Rockcliff Resources Inc. and HBED dated March 22, 2007 regarding EEL property

  Option Agreement between Rockcliff Resources Inc. and HBED dated March 22, 2007 regarding Rail property together with Amending Agreement (undated)

  Option Agreement between VMS Ventures Inc. and HBED dated June 20, 2007

  Option Agreement between Strider Resources Limited and HBED dated June 25, 2007

  HBED - Crowflight Minerals Inc. Option Agreement, dated November 14, 2007

  Amended and Restated Option Agreement made among HBMS, as optionor, TVX Gold Inc., as optionee, High River Gold Mines Ltd. and 1126774 Ontario Ltd., as of June 6, 1997

  Option Agreement between HBMS and Halo Resources Ltd. dated March 19, 2006 regarding ML 038

  Option Agreement between HMI and MacPass Resources Limited dated August 3, 2006

  Zinc Concentrate Sales Contract (No. SLZC-001) between SLZ and Falconbridge Limited dated October 7, 2005

  Amended and Restated Asset Purchase Agreement by and between St. Lawrence Zinc Company and ZCA Mines, Inc. dated as of June 10, 2003

  Highland Valley Copper and HBMS – Sales Agreement made as of January 23, 1998 (Ref: HMS-S1-98)

  Highland Valley Copper and HBMS – Sales Agreement made as of September 24, 1993 (Ref: HMS-F1-93)

  Agreement between HBMS and Trafigura AG

  Copper Concentrates Purchase Agreement between Montana Resources, LLP and HBMS dated November 2, 2005

See Schedule 4.1(v) below.

SCHEDULE 4.1(h)

HudBay has redacted information that is confidential or where disclosure of such information, in this instance, in respect of Public Filings matters, would be seriously prejudicial to the interests of HudBay.

SCHEDULE 4.1(l)

There is a risk that the minute books of Balmat Holding Corp. and St. Lawrence Zinc LLC have not been kept in accordance with good business practices. These matters are being addressed.

HMI Nickel Inc.

Duplicate copy-date missing

Minutes of the annual and special general meeting of the shareholders held on 26th May

Unsigned Drafts

1.

Minutes of a meeting of the Board held on 12th May, 2006

2.

Minutes of a meeting of the Audit Committee held on 12th May, 2006

Unsigned Documents

3.

Minutes of a meeting of the Audit Committee held on 20th April, 2005

4.

Resolution of the Board from 2nd September, 2004.

5.

Minutes of a meeting of the Audit Committee held on 6th March, 2006

6.

Minutes of a meeting of the Audit Committee held on 12th July, 2004.

7.

Resolution of the Board from 12th August, 2003.

8.

Resolution of the Board from 10th January, 2002.

9.

Unsigned minutes of Skye Board of Directors dated May 11, 2007.

HudBay

Unsigned Drafts

1.

Minutes of a meeting of the Board held on November 21, 2008

2.

Minutes of a meeting of the Board held on November 20, 2008

3.

Minutes of a meeting of the Board held on November 12, 2008

4.

Minutes of a meeting of the Board held on November 4, 2008

5.

Minutes of a meeting of the Board held on October 1, 2008

6.

Minutes of a meeting of the Board held on August 27, 2008

7.

Minutes of a meeting of the Board held on January 25, 2008

8.

Minutes of a meeting of the Board held on January 17, 2008

9.

Minutes of a meeting of the Board held on December 20, 2007

10.

Minutes of a meeting of the Special Committee held on November 18, 2008 11. Minutes of a meeting of the Special Committee held on April 23, 2008 12. Minutes of a meeting of the Special Committee held on January 17, 2008 13. Minutes of a meeting of the Special Committee held on December 21, 2007 14. Minutes of a meeting of the Compensation Committee held on September 29, 2008 15. Minutes of a meeting of the Compensation Committee held on March 16, 2008

16.

Minutes of a meeting of the Compensation Committee held on January 19, 2008 and continued on January 22, 2008

17.

Minutes of a meeting of the Compensation Committee held on January 16, 2008

18.

Minutes of a meeting of the Audit Committee held on July 30, 2008

19.

Minutes of a meeting of the Environmental Health & Safety Committee held on August 20, 2008

SCHEDULE 4.1(m)

None.

SCHEDULE 4.1(o)

HudBay has redacted information that is confidential or where disclosure of such information, in this instance, in respect of Litigation matters, would be seriously prejudicial to the interests of HudBay.

SCHEDULE 4.1(q)

Part of the Area 251 deposit at the Fenix project is occupied by squatters; however this area is not planned to be mined before year seven of the current mine Schedule.

Hudson Bay Exploration and Development ("HBED") has optioned to VMS Ventures Inc. certain mineral properties in the Reed lake area of the Flin Flon Greenstone Belt. Under that option agreement, HBED has buy-back rights to acquire up to a 70% interest in the optioned property. VMS Ventures Inc. has recently initiated a dispute to the validity of one of the claims subject to the option agreement.

SCHEDULE 4.1(r)

None.

SCHEDULE 4.1(s)

None.

SCHEDULE 4.1(u)

None.

SCHEDULE 4.1(v)

4.1(v)(i)

HudBay and its subsidiaries’ employees and employed consultants with employment agreements;

D. Bryson

H. Duncan

D. Neudorf

A. Ferrando

J. Bracale

G. Dryden

A.J. Palmiere

H.M. Lendon

T.A. Goodman

A.T.C. Hair

M. Winship

 4.1(v)(ii)

Collective Agreement between HBMS and the United Steelworkers, Local Union No. 7106 dated January 1, 2006.

Collective Agreement between HBMS and International Association of Machinists and Aerospace Workers, Machinist Local No. 1848 dated January 1, 2006.

Collective Agreement between HBMS and International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers, Local Union No. 451; United Brotherhood of Carpenters and Joiners of America, Local Union No. 1614; International Union of Operating Engineers, Local Union No. 828 dated January 1, 2006.

Collective Agreement between HBMS and International Brotherhood of Electrical Workers, Local Union No. 1405 dated January 1, 2006.

Collective Agreement between HBMS and United Steelworkers, Local Union No. 9338 dated January 1, 2006.

Collective Agreement between Zochem, Division of HBMS and Communications, Energy and Paperworkers Union of Canada, Local 591G dated July 1, 2006.

Collective Agreement between White Pine Copper Refinery, Inc. and White Pine Electric Power Plant LLC and United Steel Workers of America (AFL-CIO-CLC) dated January 2004.

Memorandum of Agreement between HBMS and United Steelworkers of America, Local Nos. 7106 and 8262; International Brotherhood of Electrical Workers, Local Union No. 1405; International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers, Local Union No. 451; United Brotherhood of Carpenters and Joiners of America, Local Union No. 1614; Brotherhood of Painters and Allied Trades, Local Union No. 1497; International Union of Operating Engineers, Local Union No. 828; International Association of Machinists and Aerospace Workers, Flin Flon Lodge No. 1848; Office and Technical Workers, United Steel Workers of America, Local No. 9338 dated July 15, 2008.

The HBMS collective agreements, other than Zochem and White Pine are currently being negotiated. The agreements being negotiated expire January 1, 2009.

The employees of CGN formed an organization called AMSE de CGN in November 2005 to promote close cooperation with CGN and wealth building to benefit employees by investing matching company-employee financing in economic ventures that provide for financial returns to the employees. The organization does not have restrictions on employee membership and is 100% employee owned and managed. At present, 96% of the employees are members. This organization pays annual dividends to its members (employees of CGN) from profits derived from its economic ventures.

On October 20, 2008, the official notice of recognition by the Ministry of Labour of an employee union (Sindicato de Trabajadores de la Compania Guatemalteca de Niquel, Sociedad Anonima) was published in the Official Gazette of Guatemala. CGN is awaiting formal notification of the union to initiate collective bargaining on matters of interest. By law, the collective agreement must have duration of between one and three years. The law permits the formation and recognition of a union when at least 20 employees petition for such recognition.

SCHEDULE 4.1(x)

None.

SCHEDULE 4.1(z)

Vale Inco Limited ("Vale Inco") has a right of first refusal in section 12 of the Master Agreement on the transfer of the "Exmibal Shares" as defined in the Master Agreement. Vale Inco also has a right of first refusal in certain circumstances with respect to the shares of Tampico, S.A. and Bocaneuva S.A. and with respect to certain mineral licenses.

SCHEDULE 4.1(cc)

Commercial General Liability:
Insured:	HudBay Minerals Inc. and/or Considar Metal Marketing Inc. and any subsidiary, affiliated, allied or associated company, corporation, firm, joint venture and partnership or organization for which the above has managerial control, and/or has a responsibility to place insurance, as now exists or may hereafter be created, formed, merged, acquired or constituted as their respective rights and interest may appear, all hereafter referred to as the "Named Insured", including legal representatives
Insurer:	Zurich Insurance Company of Canada
Liability Limitation:	$5,000,000 Each Occurrence bodily injury and/or property damage and/or personal injury and advertising liability and/or employer’s liability or all combined
Premium:	$305,000

Canadian Automobile:
Insured:	Hudson Bay Mining and Smelting Co. Ltd. and/or Zochem, a Division of Hudson Bay Mining and Smelting Co. Ltd, and/or Considar Metal Marketing Inc.
Insurer:	Manitoba Public Insurance
Liability Limitation:	$2,000,000 Third Party Liability - Each Occurrence/ Aggregate
Premium:	$47,053
Term:	October 1, 2008 to October 1, 2009

US Automobile:
Insured:	HudBay Minerals Inc.
Insurer:	Liberty Mutual Insurance Company
Liability Limitation:	US$1,000,000 Each Accident or Occurrence/ Aggregate
Deductible	US$500 – Physical Damage
Premium:	US$12,913
Term:	October 1, 2008 to October 1, 2009

US Workers Compensation / US Employers Liability:
Insured:	HudBay Minerals Inc.
Insurer:	Liberty Mutual Insurance Company
Liability Limitation:	US$1,000,000 Employers Liability Each Occurrence / Aggregate
Statutory US Workers Compensation
Deposit
Premium:	US$157,154 (adjustable based upon payroll)
Term:	October 1, 2008 to October 1, 2009

Non-Owned Aviation
Insured:	HudBay Minerals Inc.
Insurer:	Allianz Global Risks US Insurance Co. through AIM Underwriting Ltd
Liability Limitation:	$10,000,000 Each Occurrence
Premium:	$5,960
Term:	October 1, 2008 to October 1, 2009

Primary Umbrella Liability:
Insured:	HudBay Minerals Inc. and as per underlying
Insurer:	Zurich Insurance Company of Canada
Liability Limitation:	$25,000,000 Each Occurrence / Aggregate
Excess of
Underlying	$5,000,000	Commercial General Liability
	$2,000,000	Canadian Auto Liability
	$10,000,000	Non-Owned Aviation
	US$1,000,000	US Auto Liability
	US$1,000,000	US Employers Liability
Premium:	$160,000
Term:	October 1, 2008 to October 1, 2009

First Excess Umbrella Liability:
Insured:	HudBay Minerals Inc. and as per underlying
Insurer:	XL Insurance
Liability Limitation:	$25,000,000 Each Accident or Occurrence/ Aggregate
Excess of
Underlying Limits	$25,000,000 Primary Umbrella Liability
Premium:	$85,000
Term:	October 1, 2008 to October 1, 2009

Second Excess Umbrella Liability:
Insured:	HudBay Minerals Inc. and as per underlying
Insurer:	Arch Insurance (Canada)
Liability Limitation:	$25,000,000 Each Accident or Occurrence/ Aggregate
Excess of
Underlying Limits	$50,000,000
Premium:	$63,000
Term:	October 1, 2008 to October 1, 2009

Third Excess Umbrella Liability:
Insured:	HudBay Minerals Inc. and as per underlying
Insurer:	Zurich Insurance Company
Liability Limitation:	$25,000,000 Each Accident or Occurrence/ Aggregate
Excess of
Underlying Limits	$75,000,000
Premium:	$55,031
Term:	October 1, 2008 to October 1, 2009

Inland Marine:
Insured:	Hudson Bay Mining and Smelting Co. Ltd. and their affiliated, allied and/or subsidiary companies or corporations as they may now exist or hereafter be constituted or acquired
Insurer:	AXA Insurance
Liability Limitation:	$2,500,000 Any One Train or Other Inland Conveyance
Deductible	$10,000 Per Rail Car
Deposit Premium:	$10,000
(based upon estimated shipment values of US$148,335,000 subject to semi-annual review)
Term:	October 1, 2008 to October 1, 2009

Boiler and Machinery Insurance – Inspection Contract:
Insured:

HudBay Minerals Inc. and any subsidiary, affiliated, allied or associated company, corporation, firm, joint venture and partnership or organization for which the above has managerial control, and/or has a responsibility to place insurance, as now exists or may hereafter be created, formed, merged, acquired or constituted as their respective rights and interest may appear

Insurer:	The Boiler Inspection and Insurance Company of Canada
Liability Limitation:	$1,000
Deductible	$1,000
Premium:	US$1,850 & C$850
Term:	June 17, 2008 to October 1, 2009

Property / Boiler and Machinery Insurance :
Insured:

HudBay Minerals Inc. and/or Considar Metal Marketing Inc.and any subsidiary, affiliated, allied or associated company, corporation, firm, joint venture and partnership or organization for which the above has managerial control, and/or has a responsibility to place insurance, as now exists or may hereafter be created, formed, merged, acquired or constituted as their respective rights and interest may appear

Insurers:	Various Insurers in Canada, Bermuda, UK, and Switzerland
Liability Limitation:	$500,000,000 Property Damage and Business Interruption any one loss, or series of losses arising out of One Occurrence or Accident
Deductibles	$1,000,000 Property Damage

	$500,000	Mobile Equipment
	30 Day Waiting Period	Business Interruption
	C$7,500,000	Combined Property Damage and Business
		Interruption
Premium:	$6,380,000
Term:	November 1, 2008 to November 1, 2009

Directors and Officers Liability Insurance:
Insured:	HudBay Minerals Inc. and Considar Metal Marketing Inc.
Insurer:	American Home Assurance Company (AIG)
Liability Limitation:	$15,000,000
Deductible	$500,000	Securities Claims
	$150,000	All Other Claims
Continuity Date	September 13, 2004 (HMI) January 16, 2008 (CMM)
Premium:	C$143,000
Term:	December 21, 2007 to December 21, 2008

First Excess Directors and Officers Liability Insurance:
Insured:	HudBay Minerals Inc.
Insurer:	ACE INA Insurance
Liability Limitation:	$15,000,000
Continuity Date	December 21, 2005
Excess of
Underlying Limit	$15,000,000
Premium:	$92,950
Term:	December 21, 2007 to December 21, 2008

Second Excess Directors and Officers Liability Insurance:
Insured:	HudBay Minerals Inc.
Insurer:	Great American Insurance Companies
Liability Limitation:	$5,000,000
Excess of
Underlying Limit	$30,000,000
Premium:	$20,139
Term:	December 21, 2007 to December 21, 2008

Third Excess Side A - Directors and Officers Liability Insurance –Difference and Conditions Coverage:
Insured:	HudBay Minerals Inc.
Insurer:	Great American Insurance Companies
Liability Limitation:	$5,000,000
Excess of
Underlying Limit	$35,000,000

Premium:	$26,000
Term:	December 21, 2007 to December 21, 2008

Fiduciary Liability
Insured:	HudBay Minerals Inc. Inc.
Insurer:	American Home Assurance Company (AIG)
Liability Limitation:	$15,000,000
Deductible	$100,000
Continuity Date	October 1, 2007
Premium:	C$36,500
Term:	October 1, 2007 to December 21, 2008

Crime Insurance
Insured:	The Pension Plans of HudBay Minerals Inc.
Insurer:	American Home Assurance Company (AIG)
Liability Limitation:	$1,000,000 Employee Dishonesty
Premium:	$2,500
Term:	December 30, 2007 to December 21, 2008

Employed Lawyers Liability Insurance:
Insured:	HudBay Minerals Inc.
Insurer:	American Home Assurance Company
Liability Limitation:	$5,000,000 Aggregate
Deductible	$2,500 Non-Indemnifiable
$25,000 All Other Loss
Premium:	$14,532
Term:	September 18, 2007 to December 21, 2008

Pollution Legal Liability Policy:
Insured:	White Pine Copper Refinery
Insurer:	AIG
Liability Limitation:	US$15,000,000 Each Incident Limit / Aggregate
Deductible	US$100,000
Premium:	US$105,051
Term:	June 2, 2006 to June 2, 2009

Package (Property & Commercial General Liability) Insurance Policy:
Insured:	Skye Resources Inc. a/o Compania Guatemalteca de Niquel, S.A. a/o
Inversiones Arcadia S.A. a/o Bocanueva, S.A.
a/o Tampico, SA

Insurer:	Chubb Insurance Company of Canada
Liability Limitation:	Property
$149,850 Office Contents
$765,892 Computer Equipment including Media
$ 24,932 Laptop Computers
Commercial General Liability
$ 1,000,000 Each Occurrence
Premium:	$25,110
Term:	March 30, 2008 to March 30, 2009

Foreign Liability Insurance Policy:
Insured:	Skye Resources Inc.
Insurer:	Chubb Insurance Company of Canada
Liability Limitation:	US $1,000,000 Any one occurrence
Premium:	US $5,000
Term:	March 30, 2008 to March 30, 2009

Umbrella Policy:
Insured:	Skye Resources Inc.
Insurer:	Chubb Insurance Company of Canada
Liability Limitation:	$4,000,000
Excess of
Underlying Limits	$1,000,000 (Commercial General Liability)
Premium:	$10,800
Term:	March 30, 2008 to March 30, 2009

Directors and Officers Liability Insurance Run-Off Policy:
Insured:	Skye Resources Inc.
Insurer:	American Home Assurance Co. (AIG)
Liability Limitation:	$10,000,000
Continuity Date	July 24, 2006
Premium:	$70,000 + $69,790 (Run-Off)
Policy Term:	March 30, 2008 to August 22, 2008
Run-Off Term	August 22, 2008 to August 22, 2014

Excess Directors and Officers Liability Insurance Run-Off Policy:
Insured:	Skye Resources Inc.
Insurer:	ACE INA Insurance
Liability Limitation:	$5,000,000 in the annual aggregate
Excess of
Underlying Limits	$10,000,000
Continuity Date	November 1, 2006

Premium:	$26,320 + $26,319 (Run-Off)
Policy Term:	March 30, 2008 to August 22, 2008
Run-Off Term	August 22, 2008 to August 22, 2014

Excess Directors and Officers Liability Insurance Run-Off Policy:
Insured:	Skye Resources Inc.
Insurer:	Chubb Insurance Company of Canada
Liability Limitation:	$5,000,000 (Side A DIC)
Excess of
Underlying Limits	$15,000,000
Premium:	$16,760 + $19,945 (Run-Off)
Policy Term:	March 30, 2008 to August 22, 2008
Run-Off Term	August 22, 2008 to August 22, 2014

Special Risks:
Insured:	Skye Resources Inc.
Insurer:	Liberty International Underwriters
Liability Limitation:	$5,000,000 Kidnap and Ransom Aggregate
$250,000 AD&D Per Person
$1,250,000 AD&D Per Accident
$1,250,000 AD&D Aggregate
Premium:	$11,000
Term:	March 30, 2008 to March 30, 2009

Marine Cargo Insurance – FENIX:
Insured:	Skye Resources Inc. and/or HudBay Minerals Inc. and/or
Skye Resources Guatemala (B.V.I.) Inc.
Insurer:	Coast Underwriters Limited
Liability Limitation:	$25,000,000 Per Conveyance
Deductible	$25,000
Deposit Premium:	$109,000
(based upon estimated shipment values of $314,000,000 and adjustable semi-annually)
Term:	September 15, 2008 to March 1, 2011

Construction Third Party Liability Insurance Policy- FENIX:
Insured:	Compania Guatemalteca de Niquel and or Skye Resources Inc. and or HudBay Minerals Inc. and any subsidiary or affiliated company
Insurer:	Zurich Insurance Company Switzerland/Zurich Global Energy
Liability Limitation:	US$50,000,000 Each and Every Occurrence but in the aggregate for the period of insurance for Completed Operations
US$ 2,000,000 Non-Owned Auto: each and every Occurrence
US$ 2,000,000 Forest Fighting Expenses: each and every Occurrence
US$ 2,000,000 Elevator and Hoist Collision: each and Every occurrence

Premium:	US$382,500
Term:	May 3, 2007 to January 1, 2010

Interim Course of Construction Policy -FENIX:
Insured:	Skye Resources Inc. and/or HudBay Minerals Inc.
Insurers:	Munich Re, Zurich Global Energy, Infrassure, XL Insurance
Liability Limitation:	US$70,000,000 Contract Works Material Damage
Premium:	US$50,000 (current renewal)
Term:	Current renewal: February 29, 2008 to January 31, 2009

Non-Owned Aviation Policy:
Insured:	Skye Resources Inc. a/o Compania Guatemalteca de Niquel, S.A.
Insurer:	Allianz Underwriters through Lloyds of London
Liability Limitation:

US$20,000,000 Any one occurrence each aircraft; but Personal Injury Liability shall be subject to a limited of US$20,000,000 any one offence and in the aggregate in respect of all offences in any one annual period

Premium:	US$35,000
Term:	December 4, 2007 to December 4, 2008

SCHEDULE 5.3(b)

HudBay has redacted information that is confidential or where disclosure of such information would be seriously prejudicial to the interests of HudBay.

SCHEDULE 5.3(c)

See Schedule 5.3(b) above.